1600 ADAMS DRIVE, MENLO PARK, CA 94025

NOTICE OF REPRICING OPTIONS ISSUED

PURSUANT TO THE COMPANY’S 2007 EQUITY INCENTIVE PLAN

To the holders of options to purchase common stock:

On May 9, 2008, the board of directors of Solar Enertech Corp. (the “Company”), authorized the repricing of the exercise price of the options issued pursuant to the Company’s 2007 Equity Incentive Plan (“Plan”) to $0.62. This repricing of the options to purchase common stock of the Company will apply to all of the options issued between September 25, 2007 and February 5, 2008.

May 9, 2008

By ORDER OF THE BOARD OF DIRECTORS,

SOLAR ENERTECH CORP.
By:	/s/ Anthea Chung
Anthea Chung, Chief Financial Officer